Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Cowen and Company, LLC

599 Lexington Avenue

New York, New York 10022

October 20, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Courtney Lindsay and Celeste Murphy

Re:	Foghorn Therapeutics Inc.

Registration Statement on Form S-1

File No. 333-249264

Acceleration Request

Requested Date: Thursday, October 22, 2020

Requested Time: 4:30 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Foghorn Therapeutics Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:30 P.M. Eastern Time, on October 22, 2020, or at such later time as the Company or its outside counsel, Ropes & Gray LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,
Goldman Sachs & Co. LLC
By:	/s/ Goldman Sachs & Co. LLC
Name: Mairin Rooney
Title: Managing Director

Morgan Stanley & Co. LLC
By:	/s/ Chirag D. Surti
Name: Chirag D. Surti
Title: Vice President

Cowen and Company, LLC
By:	/s/ Bill Follis
Name: Bill Follis
Title: Managing Director